SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑	Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION ————————————————————— (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: September 8, 2004

For immediate release

September 8, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges

Notice of filing a petition of commencement of
civil rehabilitation procedures of a Subsidiary of the Company

     We hereby announce that Joyama Kaihatsu Ltd. (“Joyama”), a subsidiary of Makita Corporation (the “Company”) that manages the Castle Hill Country Club, passed a resolution at the meeting of Board of Directors held on Wednesday September 8, 2004 to file a petition for the commencement of civil rehabilitation procedures, which it filed to the Nagoya District Court on the same day.

1.  Reason for petition
     Joyama was founded in 1986 and opened the Castle Hill Country Club in 1993. However, it has recorded losses every year since its foundation to the present, because of certain factors that have made the management of Joyama extremely difficult, including a decline in number of people playing golf and price competition (see 4 below).

     Although, as of July 31, 2004, the balance of club members’ deposits to be repaid by Joyama is approximately 13.6 billion yen, Joyama does not have the necessary resources to repay these club members’ deposits.

     Although Joyama has considered and implemented a number of measures for its rehabilitation, in the present climate the elimination of its operating losses and resolution of the problems in repaying the club members’ deposits appear impossible. Therefore, the Company also believes that in the present climate its ongoing assistance of Joyama cannot be allowed either operationally or legally, and has decided that Joyama will undergo rehabilitation pursuant to civil rehabilitation procedures.

2.  Total debt
     Approximately 15.4 billion yen (as of July 31, 2004)

English Translation of press release originally issued in Japanese language
1

3.  Outline of the subsidiary

Company Name:	Joyama Kaihatsu Ltd.
Location of Head Office:	20-2, Okutakiba, Ashiyamada, Ichinomiya-cho, Hoi-gun, Aichi
Date of Establishment:	July 21, 1986
Representative:	Hidetake Nagai, President and Representative Director
Major Business:	Management of golf courses
Number of Outstanding Shares:	1,600 shares
Capital:	1,370,000,000 yen
Shareholders:	Makita Corporation 1,600 shares (percentage equity holding 100%)
Number of Employees:	74 full-time employees (including seconded staff), 36 part-time employees (including temporary staff) (as of August 31, 2004)

4.  Recent operating results of the Subsidiary (under Japanese GAAP)

	Yen (millions)
	For the years ended March 31,
	2002	2003	2004
Net sales	676	737	795
Operating profit (loss)	(254)	(1,208)	(1,338)
Ordinary profit (loss)	(141)	(1,079)	(1,230)
Net income (loss)	(46)	(1,238)	(2,133)

5.  Club Members’ Deposits
     The Company plans to assist Joyama to ensure that 50% of its club members’ deposits are repaid to its members.

6.  Future Plan
     The Castle Hill Country Club will continue to operate. In addition, with regards to establishment of the rehabilitation plan, the Company is considering whether to choose a sponsor and transfer management of the golf course to that sponsor.

7.  Effect on operating result of the Company
     Due to the filing of the petition for the commencement of civil rehabilitation procedures, the Company currently expects to incur an estimated extraordinary loss of 7,000 million yen due to restructuring of its affiliate in the non consolidated income statement under Japanese GAAP.

     In addition, with respect to its consolidated income statement under US GAAP, the Company completed impairment of Joyama’s asset in the previous period, and there has been no effect on the Company’s consolidated profits and losses for the current period at this time.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language
2